Exhibit 99.1

Northcore Technologies Inc.
302 The East Mall, Suite 300
Toronto, ON M9B 6C7
Tel: 416 640-0400 / Fax: 416 640-0412
www.northcore.com
(TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE REPORTS FIRST QUARTER 2011 FINANCIAL RESULTS

Toronto, Ontario – June 2, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management technology solutions, reported today its interim financial results for the first quarter ended March 31, 2011.  All figures are reported in Canadian dollars and under International Financial Reporting Standards.

Northcore reported consolidated revenues of $183,000 for the first quarter, an increase of four percent over the $176,000 reported in the fourth quarter of 2010.  In the same period of 2010, Northcore reported consolidated revenues of $150,000.

Northcore derives its revenues from application hosting activities provided to customers, the sale of software licenses and the delivery of technology services, such as application development and software customization.

Northcore reported a loss for the first quarter of $574,000 or $0.003 per share, basic and diluted. This compares to a loss of $677,000 or $0.004 per share, basic and diluted, in the fourth quarter of 2010.  In the first quarter of 2010, Northcore reported a loss of $713,000 or $0.004 per share, basic and diluted.

As at March 31, 2011, Northcore held cash of $376,000, and accounts receivable of $162,000.

Operating Highlights

Northcore accomplished the following activities in the period:

●	Completed the analysis and design phase for the Dutch Auction / Group Purchasing platform “Discount This”;
●	Designed, developed and delivered a series of enhancements to the Holistic Remarketing application used by the NACCO Material Handling Group;
●	Launched the Home Dealer-Owners Connect website at the Bi-Annual Home Hardware market showcase;
●	Initiated a comprehensive Search Engine Optimization project for a major strategic partner; and
●	Closed the second tranche of an equity private placement, securing net proceeds of $713,000 through the issuance of common shares and warrants.

Northcore Reports Q1 2011 Results

Subsequent to the quarter ended March 31, 2011, the Company fully repaid the operating loan received on October 28, 2010 from a private institution.  The Company also completed a series of debt to equity conversions by investors totaling $185,000.  As a result of the conversions, the Company issued 1,850,000 common shares and 1,850,000 warrants with an exercise price of $0.15.  Additionally, the Company generated total proceeds of $338,000 through the exercise of warrants.

Outlook
“We are focused on creating rapid growth of the Company’s core business through strategic partnerships and relationships provided by the new leadership team announced yesterday,” said Dr. Amit Monga, President and CEO of Northcore Technologies. “Transaction revenues, increased development revenues, maintaining our leading-edge positioning of technology, and increasing activity through our joint venture, all lead to building the value of our intellectual property and giving us a good roadmap of our path-to-profitability.  We have the commitment from a number of shareholders to fund our vision through the exercise of existing warrants in the capital structure.   We can now focus on delivering our multiple platforms through tablets and mobile devices and expanding our patent portfolio, including unique social offerings that are enhanced with elements of our Dutch Auction patents in the exciting group coupon discount marketplace.”

Northcore will hold a conference call at 10:00 a.m. (Eastern Standard Time) on Friday June 3, 2011 to discuss its financial results and review operational activities.  Investors and followers of the Company can listen to a live broadcast of the call from the investor relations section of the Company’s website, www.northcore.com.

About Northcore Technologies Inc.

Northcore Technologies provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.  Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE.  Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.

Additional information about Northcore can be obtained at www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.

Northcore Reports Q1 2011 Results

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com

(financial results follow)

Northcore Reports Q1 2011 Results

Northcore Technologies Inc.
Consolidated Statements of Financial Position
(expressed in thousands of Canadian dollars)
(IFRS, Unaudited)

	March 31,	March 31,	December 31,
	2011	2011	2010
	($C)	($US)	($C)

		translated
		into US$ at
		Cdn$ 0.9717
		for
		convenience

Cash	$376	$387	$51
Other current assets	194	199	187
Non-current assets	25	26	46
Total assets	$595	$612	$284

Accounts payable and accrued liabilities	$595	$612	$619
Deferred revenue	69	71	3
Current portion of long term debts	956	984	1,031
Non-current portion of long term debts	215	221	204
Shareholders' deficiency	(1,240)	(1,276)	(1,573)
Total liabilities and shareholders' deficiency	$595	$612	$284

Northcore Reports Q1 2011 Results

Northcore Technologies Inc.
Consolidated Statements of Operations and Comprehensive Loss
(expressed in thousands of Canadian dollars, except per share amounts)
(IFRS, Unaudited)

	Three Months Ended
	March 31,
	2011	2011	2010
	($C)	($US)	($C)
		translated
		into US$ at
		Cdn $0.9717
		for
		convenience

Revenues	$183	$188	$150
Expenses:
General and administrative	372	383	387
Customer service and technology	181	186	192
Sales and marketing	69	71	51
Stock-based compensation	83	86	193
Depreciation	6	6	6
Total operating expenses	711	732	829

Loss from operations before the under-noted	(528)	(544)	(679)

Interest expense:
Interest on notes payable and secured subordinated notes	45	46	29
Accretion of secured subordinated notes	36	37	26
Total interest expense	81	83	55

Other income:
Income from GE Asset Manager, LLC	35	36	21

Loss and comprehensive loss for the period	$(574)	$(591)	$(713)

Loss per share, basic and diluted	$(0.003)	$(0.003)	$(0.004)

Weighted average number of shares outstanding basic and diluted (000's)	177,825	177,825	161,035